Exhibit 99.1

11 May, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 10 May, 2012 it purchased for cancellation 2,700 Ordinary Shares, at an average price of $21.9956.

Following the cancellation of these shares, the Company will have 60,108,235 Ordinary Shares in issue.